EXHIBIT 99.1

Rockfish Seafood Grill, Inc.

Consolidated Financial Statements

Year Ended December 30, 2020

with Report of Independent Auditors

Rockfish Seafood Grill, Inc.

Consolidated Financial Statements

Year Ended December 30, 2020

Plano Office 5908 Headquarters Drive Suite 300 Plano, Texas 75024 469.776.3610 Main whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Rockfish Seafood Grill, Inc.

We have audited the accompanying consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiaries which comprise the consolidated balance sheet as of December 30, 2020, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockfish Seafood Grill, Inc. and its subsidiaries as of December 30, 2020, and the results of their operations and their cash flows for the year then ended in conformity with GAAP.

Plano, Texas

March 15, 2021

Rockfish Seafood Grill, Inc.

Consolidated Balance Sheet

December 30, 2020

Assets

Current Assets
Cash	$1,063,813
Inventories	113,452
Prepaid expense and other current assets	93,994
Total current assets	1,271,259

Property and equipment, net	1,504,560
Other assets
Intangibles, net	141,750
Other	60,379
Total other assets	202,129
Total assets	$2,977,948

Liabilities and Stockholder’s Deficit

Current Liabilities
Accounts payable	$1,601,244
Accrued expenses & other liabilities	1,127,199
Related party debt	10,821,200
Related party accrued interest	2,975,581
Total current liabilities	16,525,224

Long-term liabilities
Paycheck protection program loan	1,936,785
Total liabilities	18,462,009

Commitments and contingencies

Stockholder’s deficit
Common stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	9,029,237
Accumulated deficit	(24,513,299)
Total stockholder’s deficit	(15,484,061)
Total liabilities and stockholder’s deficit	$2,977,948

See accompanying notes to consolidated financial statements.

Rockfish Seafood Grill, Inc.

Consolidated Statement of Operations

Year Ended December 30, 2020

Restaurant Revenues	$13,621,488

Cost of Revenues	3,919,727

Gross profit	9,701,761

Operating Cost and Expenses
Restaurant expenses	9,365,948
Depreciation and amortization of property and equipment and intangibles	555,140
General and administrative	338,103

Total operating costs and expenses	10,259,191

Operating Loss	(557,430)

Related Party Interest Expense	1,341,564

Provision for State Income Taxes	26,921

Net Loss	$(1,925,915)

See accompanying notes to consolidated financial statements.

Rockfish Seafood Grill, Inc.

Consolidated Statement of Stockholder’s Deficit

Year Ended December 30, 2020

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance, December 26, 2019	1,000	1	$9,029,237	(22,587,384)	$(13,605,200)

Net loss				(1,925,915)	(1,925,915)
Balance, December 30, 2020	1,000	$1	$9,029,237	$(24,513,299)	$(15,484,061)

See accompanying notes to consolidated financial statements.

Rockfish Seafood Grill, Inc.

Consolidated Statement of Cash Flow

Year Ended December 30, 2020

Year Ended
December 30, 2020
Operating Activities

Net loss	$(1,925,915)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of property and equipment and intangibles	555,140
Non-cash interest expense on related party debt	1,290,830
Changes in operating assets and liabilities:

Inventories	11,385
Prepaid expenses and other current assets	(24,102)
Other assets	(36,903)
Accounts payable and accrued expenses	(749,615)
Net cash used in operating activities	(879,180)

Investing Activities:
Purchases of property and equipment	(118,456)
Net cash used in investing activities	(118,456)

Financing Activities
Payments on notes payable	(211,898)
Proceeds from paycheck protection program loan	1,936,785
Net cash provided by financing activities	1,724,887

Net increase in cash and cash equivalents	727,241
Cash, Beginning of year	336,572
Cash, End of year	$1,063,813

Supplemental Cash Flow Information
Interest paid	$50,734

See accompanying notes to consolidated financial statements.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rockfish Seafood Grill, Inc. is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC on July 28, 2008. Rockfish Seafood Grill, Inc. owns 100% of two subsidiaries, Rockfish Beverage Corporation, Inc. and Rockfish Franchise Company, LLC (collectively, the Company). The Company currently operates 10 restaurants in Texas under the name Rockfish Seafood Grill. Rockfish Seafood Grill, Inc. is 100% owned by Rockfish Holdings, LLC (Parent). Rockfish Seafood Grill, Inc. owns 100% of two subsidiaries, Rockfish Beverage Corporation, Inc. and Rockfish Franchise Company, LLC (collectively, the Company). The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include but are not limited to the assessment of recoverability of property and equipment and intangible assets.

Fiscal Year

The Company reports on a 52/53-week period. The year ended December 30, 2020 consisted of 53 weeks.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents.

Inventory

Inventories consist of food, beverages and alcohol, and are stated at the lower of cost using the first-in, first-out method or net realizable value.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Leasehold improvements	10–15 years
Restaurant equipment	5–10 years
Furniture, fixtures and computer equipment	3–7 years.

Intangible Assets

Effective June 28, 2012, the beginning of fiscal 2013, the Company began amortizing the tradename and recipes on a straight-line basis over their respective estimated remaining useful lives. The Company assigned a 10-year life for the tradename and a five-year life for the recipes. For the year ended December 30, 2020 management determined that no impairment indicators existed with respect to intangible assets.

Long-Lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

There were no impairment indicators during the years ended December 30, 2020 and no impairment charge was recorded.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed increases of the minimum rental rate during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the minimum lease term plus expected renewals and records the difference between the amounts charged to expense and the rent paid as deferred rent. Any lease incentives or allowances are recorded as deferred rent and amortized on a straight-line basis over the expected life of the lease as a reduction in rent expense.

Revenue Recognition

During 2020, the Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASC 606”) which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASC 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The new revenue guidance defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The guidance requires improved disclosures to help users of the financial statements better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted this guidance using the modified retrospective approach on December 26, 2019.

The adoption of the standard did not have a material impact on the amounts reported in the financial statements, and the Company has determined that there will be no cumulative effect adjustment to retained earnings.

The Company’s revenue is primarily generated from the sale of food, beverage and alcohol and is recognized when the product is sold as this is the point in time that control of the product transfers to the customer. Revenue is presented net of any taxes collected from customers and remitted to government entities. Customer payments are generally due at the time of sale.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.

The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more-likely-than-not” means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense. The Company did not incur any penalties or interest during 2020.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 30, 2020 totaled approximately $42,539 and is included in restaurant expenses in the accompanying consolidated statements of operations.

Pre-opening Expenses

Salaries, personnel training costs and other expenses of opening new restaurants are charged to expense as incurred.

Recent Accounting Pronouncements

Accounting for Leases

The Financial Accounting Standards Board amended its standard related to the accounting for leases. Under the new standard, lessees will now be required to recognize substantially all leases on the balance sheet as both a right-of-use asset and a liability. The standard has two types of leases for income statement recognition purposes: operating leases and finance leases. Operating leases will result in the recognition of a single lease expense on a straight-line basis over the lease term similar to the treatment for operating leases under existing standards. Finance leases will result in an accelerated expense similar to the accounting for capital leases under existing standards.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

The determination of lease classification as operating or finance will be done in a manner similar to existing standards. The new standard also contains amended guidance regarding the identification of embedded leases in service contracts and the identification of lease and nonlease components in an arrangement. The new standard is effective for annual periods beginning after December 15, 2021. The Company is evaluating the impact the standard will have on the consolidated financial statements.

Note 2: Liquidity Matters and Management’s Plans

The Company incurred a net loss of approximately $1,925,000 during the year ended December 30, 2020. On December 30, 2020, the Company had a working capital deficiency of approximately $15,254,000 including related party debt and accrued interest of approximately $13,797,000

In March 2015, the Company restated its related party notes to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018. In June 2015, the Company restated its related party note with Princeton Capital Corporation (Princeton), the majority owner of Rockfish Holdings, LLC, to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments. The note is due currently.

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 at December 28, 2016, and increased to $2,251,000 at December 30, 2020. The note bears interest at 8%, matured June 29, 2017 and was extended to December 31, 2020. Effective December 31, 2020, Princeton extended the maturity date to December 31, 2021.

During the year ended December 30, 2020, the Company paid interest on the revolving promissory note only.

To address operating performance among other steps, management has added food delivery services partnering with several providers, as well as continuing to look for reductions in operating costs which are expected to further impact the year ended 2021 positively. The Company’s ability to service its debt and other obligations as they come due is dependent on continuing to improve its performance and the continued willingness of its majority owner, Princeton, to not require repayments of debt or accrued interest. Further the Company has applied for a second CARES Act PPP Loan, on March 12, 2021, in the amount of approximately $2,000,000. These funds, along with cash on hand and cash flow from operations, will provide the Company with adequate cash available to operate the business for at least 12 months from the issuance of the consolidated financial statements.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Note 3: Property and Equipment

Property and equipment consist of the following at December 30, 2020:

Leasehold improvements	$6,297,449
Furniture, fixtures and computer equipment	779,595
Restaurant equipment	1,639,905
8,716,949

Less accumulated depreciation and amortization	(7,212,389)

Property and equipment, net	1,504,560

Depreciation and amortization expense of property and equipment for the year ended December 30, 2020 totaled $466,640.

Note 4: Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows at December 30, 2020:

	Gross	Accumulated Amortization	Net

Amortized intangible assets.
Tradename	$895,000	$(753,250)	$141,750

Amortization expense for the year ended December 30, 2020 was $88,500.

Estimated future amortization of intangible assets are as follows for the years ending after December 30, 2020:

2021	$88,500
2022	53,250
$141,750

Note 5: Related Party Debt and Accrued Interest

In June 2015, the Company restated its related party note with Princeton to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments (see Note 2).

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 at December 28, 2016, and increased to $2,251,000 at August 29, 2019. The note bears interest at 8%, matured June 29, 2017 and was extended to December 31, 2020. Effective December 31, 2020, Princeton extended the maturity date to December 31, 2021.

At December 30, 2020, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note plus accrued paid in kind interest of $2,389,620 added into this note balance that matured March 31, 2018 and has not been extended; and a senior revolving note with a balance of $2,251,000 plus paid in kind interest of $230,570 added into this note, that matures December 31, 2021.

During the year ended December 27, 2017, the Company failed to pay required interest payments, and both notes. During the year ended December 26, 2018, the Company paid interest on the revolving promissory note only. As a result, both promissory notes are due currently and are classified as currently due in the accompanying December 30, 2020 consolidated balance sheet. The amount due for interest not paid in kind totaled $2,975,581 at December 30, 2020.

Note 6: Short Term Debt

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which included provision for a Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration (“SBA”). The PPP allows qualifying business to borrow up to $10 million calculated based on qualifying payroll costs. PPP loans bear a fixed interest rate of 1% over a two-year term, are guaranteed by the federal government, and do not require collateral. Payments of principal and interest are deferred until 10 months from the last day of the covered period, and prepayments may be made at any time without penalty. The loans may be forgiven, in part or whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. The Company applied for a PPP loan in the amount of $1,936,785, which was approved by the SBA on April 17, 2020.

The Company has elected to account for the PPP loan in accordance with Accounting Standards Codification 470 – Debt. As such, the outstanding PPP loan amount of $1,936,785 is reflected within debt on the accompanying balance sheet as of December 30, 2020. Forgiveness of the PPP loan, if any, will be recognized as a gain on loan extinguishment when the Company is legally released from being the primary obligor on the loan. The Company used the proceeds of the PPP loan in accordance with the provisions of the CARES act and plans to apply for full forgiveness in March 2021.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Note 7: Stock Options

The Company issued stock options to executive members of management during the year ended June 26, 2013. The stock options vest over a period of 10 years and expire if unexercised after 10 years. The options have accelerated vesting provisions if certain financial performance measures are met or a change of control event occurs. At December 30, 2020 there were 194.8052 options outstanding, all of which had vested. The value of these options at the grant date was determined to be insignificant.

Note 8: Operating Leases

The Company leases restaurant facilities and office space under operating leases having terms expiring at various dates through 2028 with renewal options through 2033. Generally, the restaurant leases have renewal clauses to extend the terms of the various leases for periods ranging from five to 20 years at the option of the Company. Certain restaurant leases contain provisions for contingent rent based upon a percentage of gross sales, as defined in the lease agreements. Rent expense for the year ended December 30, 2020 was approximately $1,335,000. No contingent rental amounts were incurred during the years ended December 30, 2020.

Future minimum lease payments at December 30, 2020, were as follows:

2021	$1,387,667
2022	1,090,492
2023	670,333
2024	530,211
2025	340,574
Thereafter	410,560
Total	$4,429,837

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Note 9: Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 30, 2020 are approximately as follows:

Deferred tax assets

Deferred rent	$81,700
Other	356,000
Property and equipment	378,600
Related party interest	1,180,000
Intangibles	142,400
Net operating loss carryforward	2,618,700

Net deferred tax before valuation allowance	4,757,400
Valuation allowance	(4,757,400)
Net deferred tax asset	$-

Differences between statutory income tax rates and the Company’s effective income tax rate for the year ended December 30, 2020, were primarily caused by the increase in the valuation allowance, which at December 30, 2020, totaled approximately $4,757,400, amounts not deductible for income tax purposes and other adjustments. The valuation allowance increased by approximately $518,000 from December 26, 2019 to December 30, 2020.

The Company has a federal net operating loss carryforward of approximately $12,470,000 at December 30, 2020. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

Note 10: Accrued Expenses

Accrued expenses consist of the following at December 30, 2020:

Rent	$388,993
Closed store reserve	300,000
Payroll and payroll related	281,041
Sales and use taxes	99,889
Other	57,276
Total	$1,127,199

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statement

Year Ended December 30, 2020

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Vendor Concentrations

Purchases from two vendors represented approximately 76% of the Company’s cost of revenues for the year ended December 30, 2020.

Note 12: Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout the United States of America. Efforts implemented by local and national governments, as well as businesses, including temporary closures, have had and are expected to continue to have adverse impacts on local, national, and the global economies. During 2020, the Company’s revenues were impacted by an estimated 20-25% related to the COVID-19 economic disruptions. Although the disruption is currently expected to be temporary, there is uncertainty around the duration and the related economic impact. Therefore, while the Company expects this matter to have a continuing impact on the business, the impact to the results of operations and financial position cannot be reasonably estimated at this time.

Note 13: Subsequent Events

On December 27, 2020, the U.S. federal government enacted the Hard-Hit Small Businesses, Nonprofits, and Venues Act (“Economic Aid Act” or “EAA”), which included provision for the Second Draw Paycheck Protection Program (“PPP2”) administered by the U.S. Small Business Administration (“SBA”). The PPP2 allows qualifying business to borrow up to $2 million calculated based on qualifying payroll costs and other criteria as prescribed in the EAA. PPP loans bear a fixed interest rate of 1% over a two-year term, are guaranteed by the federal government, and do not require collateral. Payments of principal and interest are deferred until 10 months from the date of the loan, and prepayments may be made at any time without penalty. The loans may be forgiven, in part or whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures.

The Company applied for a PPP2 loan in the amount of $2,000,000, on March 12, 2021.

Subsequent events have been evaluated through March 15, 2021, which is the date the consolidated financial statements were available to be issued.